News Release
August 14, 2013

Cash Store Financial releases third quarter financial results

EDMONTON, August 14, 2013 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial”) (TSX: CSF; NYSE: CSFS) today released financial results for the three and nine months ended June 30, 2013. Summary financial tables are included with this release.

Results conference call and webcast details

Thursday, August 15 at 11:00 am EDT (9:00 am MDT)
1-888-231-8191 ID#27846074
http://cnw.ca/UQnaE0

Highlights for the three months ended June 30, 2013 compared to the same quarter last year:

•	Loan fees increased to $37.7 million from $36.2 million.

•	Loan volume was $192.2 million compared to $199.9 million.

•	Total revenue of $46.3 million, down from $48.7 million.

•	Same branch revenue of $83,000 compared to $86,000.

•	Other income of $8.7 million compared to $12.5 million.

•	Operating margin of $8.0 million compared to $8.2 million.

•	Adjusted EBITDA of $4.7 million compared to $5.5 million.

•	Diluted loss per share of $0.39 compared to a loss of $0.20.

•	Cash position of $24.3 million increased from $22.4 million at March 31, 2013.

Highlights for the nine months ended June 30, 2013 compared to the corresponding nine-month period last year:

•	Loan fees increased to $112.9 million from $99.6 million.

•	Loan volume was $582.0 million compared to $590.5 million.

•	Total revenue of $142.5 million, up from $136.6 million.

•	Same branch revenue of $243,000 compared to $240,000.

•	Other revenue of $29.5 million, down from $37.0 million.

•	Operating margin increased to $30.6 million from $12.4 million.

•	Adjusted EBITDA of $20.5 million compared to $15.7 million.

•	Diluted loss per share of $0.73 compared to a loss of $2.51.

Mr. Gordon Reykdal, CEO, commented “The third quarter was notable as we continue to see strong results in our core consumer lending and brokering business. We are pleased with the roll-out of our suite of lines of credit products in Manitoba and Ontario, which has contributed to increases in loan fees on a year over year basis - despite having consolidated more than 60 branches from our Canadian operations last year.

We have been working with our business partners to optimize pricing and improve our other financial services with the goal of providing the most value to consumers over the long term. We believe that this will result in our other revenue returning closer to historical levels during FY2014. We are excited as we continue to grow our new lines of credit that help consumers to rebuild their credit and help us to build longer term relationships with consumers. We also continue to execute against our strategy of continued platform and distribution growth. One way we are doing this is through the testing of our online payday loan platform with consumers in Alberta."

The Board of Directors has determined not to issue a quarterly dividend in respect of the third quarter of fiscal 2013, the period ended June 30, 2013. The Board of Directors reviews the Company's dividend distribution policy on a quarterly basis.  This review includes evaluating the financial position, profitability, cash flow and other factors that the Board of Directors considers relevant.

About Cash Store Financial
Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 510 branches across Canada under the banners “Cash Store Financial” and “Instaloans”. Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the “Freedom” card) and a prepaid credit card (the “Freedom MasterCard”) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118, or
Craig Warnock, CFO, at 780-732-5683

Forward-Looking Information
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information”. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition, as well as initiatives to grow revenue or reduce retention payments and the quotation of Mr. Reykdal, CEO. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading “Risk Factors” in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere. Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non GAAP Measures
terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results. The non-U.S. GAAP measures mentioned in this MD&A, along with the way in which management calculates them, are defined below.
• Same branch revenue is used to explain changes in total revenue by comparing the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period, excluding income from centralized collections. Average revenue is defined as revenue for the period divided by the number of branches.
• EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA. Please refer to the section entitled "EBITDA and Adjusted EBITDA Reconciliation" for a reconciliation of EBITDA and Adjusted EBITDA to Net Income.
• Working capital is calculated as current assets less current liabilities.

Selected Third Quarter and Year to Date Information

		3 Months Ended			9 months ended
($000s, except for per share amounts, number of loans and branch count)		Jun 30, 2012	Jun 30, 2013	% Change	Jun 30, 2012	Jun 30, 2013	% Change
Consolidated Results
No. of branches	Canada	529	510	(4)%	529	510	(4)%
	United Kingdom	25	27	8%	25	27	8%
		554	537	(3)%	554	537	(3)%

Loan volume	Direct	$188,485	$113,244	(40)%	$322,048	$420,893	31%
	Brokered	11,376	78,958	594%	268,454	161,094	(40)%
		199,861	192,202	(4)%	590,502	581,987	(1)%
Revenue
Loan fees		$36,204	$37,657	4%	$99,641	$112,943	13%
Other income		12,454	8,671	(30)%	36,954	29,545	(20)%
		48,658	46,328	(5)%	136,595	142,488	4%

Sales expenses
Salaries and benefits		16,493	14,902	(10)%	51,021	43,689	(14)%
Rent		4,719	4,343	(8)%	14,396	13,234	(8)%
Selling, general and administrative		5,725	5,733	0%	18,620	15,778	(15)%
Advertising and promotion		1,212	1,693	40%	3,965	4,499	13%
Depreciation of property and equipment		1,675	1,589	(5)%	5,236	4,717	(10)%
		29,824	28,260	(5)%	93,238	81,917	(12)%

Provision for loan losses		10,104	7,587	(25)%	21,570	24,130	12%
Retention payments		554	2,444	341%	9,382	5,878	(37)%
Corporate expenses		5,394	8,602	59%	16,977	24,593	45%
Interest expense		4,536	4,660	3%	7,773	13,907	79%
Branch closures costs		908	24	(97)%	908	24	(97)%
Impairment of property and equipment		—	522	—%	3,017	522	(83)%
Expense to settle pre-existing relationships with third-party lenders		—	—	—%	36,820	—	(100)%
Class action settlements		—	—	—%	—	—	—%
Other depreciation and amortization		1,770	2,796	58%	3,857	6,962	81%
Income before income taxes		$(4,432)	$(8,567)	93%	$(56,947)	$(15,445)	(73)%
Net income (loss) and comprehensive income (loss)		(3,571)	(6,894)	(93)%	(43,771)	(12,876)	71%
EBITDA		3,549	478	(87)%	(40,084)	10,140	125%
Adjusted EBITDA		5,516	4,673	(15)%	15,683	20,506	31%
Weighted average number of shares outstanding - basic		17,431	17,572	1%	17,426	17,562	1%
- diluted		17,431	17,572	1%	17,426	17,562	1%
Basic earnings (loss) per share		$(0.20)	$(0.39)	(95)%	$(2.51)	$(0.73)	71%
Diluted earnings (loss) per share		(0.20)	(0.39)	(95)%	(2.51)	(0.73)	71%
Consolidated Balance Sheet Information
Working capital		56,741	54,989	(3)%	56,741	54,989	(3)%
Total assets		227,183	192,737	(15)%	227,183	192,737	(15)%
Total long-term financial liabilities		138,644	130,648	(6)%	$138,644	130,648	(6)%
Total long-term liabilities		146,187	137,599	(6)%	146,187	137,599	(6)%

Summary of Quarterly Results

($000's, except for per share amounts and branch figures)		2011	2012				2013
		Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Consolidated Results
No. of branches	Canada	574	573	569	529	511	511	513	510
	United Kingdom	12	23	25	25	25	25	25	27
		586	596	594	554	536	536	538	537

Loan volume	Direct	$13,008	$13,076	$120,487	$188,485	$195,027	$180,599	$127,050	$113,244
	Brokered	188,712	186,535	70,543	11,376	12,183	22,864	59,272	78,958
		201,720	199,611	191,030	199,861	207,210	203,463	186,322	192,202

Revenue
Loan fees		$33,552	$32,892	$30,545	$36,204	$38,353	$38,018	$37,268	$37,657
Other income		13,625	12,956	11,544	12,454	12,464	11,485	9,389	8,671
		47,177	45,848	42,089	48,658	50,817	49,503	46,657	46,328
Sales expenses
Salaries and benefits		16,984	16,856	17,672	16,493	14,921	14,462	14,325	14,902
Rent		4,706	4,766	4,911	4,719	4,548	4,434	4,457	4,343
Selling, general and administrative		6,041	6,489	6,406	5,725	4,971	4,969	5,076	5,733
Advertising and promotion		1,492	1,690	1,063	1,212	1,215	1,369	1,437	1,693
Depreciation of property and equipment		1,744	1,776	1,785	1,675	1,607	1,560	1,568	1,589
		30,967	31,577	31,837	29,824	27,262	26,794	26,863	28,260
		16,210	14,271	10,252	18,834	23,555	22,709	19,794	18,068

Provision for loan losses		580	668	10,798	10,104	9,434	9,254	7,289	7,587
Retention payments		6,244	6,557	2,271	554	586	1,769	1,665	2,444
Corporate expenses		5,171	4,960	6,626	5,394	5,706	6,745	9,247	8,602
Interest expense		163	169	3,068	4,536	4,566	4,603	4,644	4,660
Branch closures costs		—	—	—	908	666	—	—	24
Impairment of property and equipment		—	—	3,017	—	408	—	—	522
Expense to settle pre-existing relationships with third-party lenders		—	—	36,820	—	—	—	—	—
Other depreciation and amortization		570	583	1,503	1,770	2,117	2,172	1,994	2,796
Net income (loss) before income taxes and class action settlements		3,482	1,334	(53,851)	(4,432)	72	(1,834)	(5,045)	(8,567)
Class action settlements		—	—	—	—	—	—	—	—
Taxes		1,568	374	(12,691)	(861)	(177)	(132)	(765)	(1,673)
Net income (loss) and comprehensive income (loss)		$1,914	$960	$(41,160)	$(3,571)	$249	$(1,702)	$(4,280)	$(6,894)
EBITDA		5,959	3,862	(47,495)	3,549	8,362	6,501	3,161	478
Adjusted EBITDA		11,289	9,446	721	5,516	10,066	9,152	6,681	4,673
Basic earnings (loss) per share		$0.11	$0.06	$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)
Diluted earnings (loss) per share		$0.11	$0.05	$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)

EBITDA and Adjusted EBITDA Reconciliation

	2011	2012				2013
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Consolidated Results
Net income (loss) and comprehensive income (loss)	$1,914	$960	$(41,160)	$(3,571)	$249	$(1,702)	$(4,280)	$(6,894)
Interest expense and other interest	163	169	3,068	4,536	4,566	4,603	4,644	4,660
Income tax	1,568	374	(12,691)	(861)	(177)	(132)	(765)	(1,673)
Depreciation of property and equipment and amortization of intangible assets	2,314	2,359	3,288	3,445	3,724	3,732	3,562	4,385
EBITDA	$5,959	$3,862	$(47,495)	$3,549	$8,362	$6,501	$3,161	$478
Adjustments:
Class action settlements	$—	$—	$—	$—	$—	$—	$—	$—
Stock-based compensation	218	193	193	189	158	145	119	99
Expense to settle pre-existing relationships with third-party lenders	—	—	36,820	—	—	—	—	—
Loan loss provision one-time addition	—	—	3,091	—	—	—	—	—
Branch closures costs	—	—	—	908	666	—	—	24
Impairment of property and equipment	—	—	3,017	—	408	—	—	522
Revenue impact related to transitioning to a direct lending model	—	—	3,210	316	—	—	—	—
Expenses related to restatements of previously issued financial statements	—	—	—	—	—	904	125	589
Expenses related to the special investigation	—	—	—	—	—	—	1,666	326
Impairment of January 31, 2012 acquired loan portfolio								1,010
Effective interest component of retention payments	5,112	5,391	1,885	554	472	1,602	1,610	1,625
Adjusted EBITDA	$11,289	$9,446	$721	$5,516	$10,066	$9,152	$6,681	$4,673